BDO

Tel : +852 2218 8288
Fax: +852 2815 2239
www.bdo.com.hk

電話：+852 2218 8288
傳真：+852 2815 2239
www.bdo.com.hk

25th Floor Wing On Centre
111 Connaught Road Central
Hong Kong

香港干諾道中111號
永安中心25樓

Private and Confidential

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

June 27, 2012
Our ref: 070687/ah1211/0627

Dear Sirs

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

We have been furnished with a copy of Form 6-K for the event that occurred on June 27, 2012, to be filed by our former client, Hollysys Automation Technologies Ltd. We agree with the statements made in the Form 6-K insofar as they relate to our Firm.

Yours faithfully
BDO Limited

PTC/JSC/ki(HLS-ltr12)